Exhibit 99.6

Sasol Limited Group OUR INTEGRATED VALUE CHAIN Our integrated value chain, centered on our gas-to-liquids, coal-to-liquids and chemical processes, is at the heart of our differentiated value proposition. As we are becoming a more chemicals-biased company, we will continue to leverage off the benefits of the value chain as well as improve our processes in ways that ensure safe, reliable and efficient operations with reduced environmental impacts. GAS-TO-LIQUIDS (GTL) PROCESS Lower-carbon electricity Allows us the capacity to cumulatively generate up to 70% of our total internal electricity requirements in South Africa. NATURAL SASOL SLURRY GAS PHASE DISTILLATE (SASOL SPDTM) PROCESS Low temperature OWN HYDROCARBON FEEDSTOCK COAL-TO-LIQUIDS (CTL) PROCESS SASOL ADVANCED SYNTHOLTM REACTOR (SASTM) High temperature COAL CRUDE OIL AND LIQUID FUELS CHEMICALS PROCESS PARAFFIN AND AX FROM CRUDE OIL ETHANE CRACKER ETHANE Ethylene also sold directly to market. ETHYLENE W Wax LAB, alcohols LAB PURCHASED FEEDSTOCK Sasol Fixed Bed Dry Bottom Gasification (Sasol® FBDB™) Light hydrocarbons Gas and chemical components Reforming Wax Light hydrocarbons Gas engine power plant ideal as a low-emission, premium grade fuel and as a NATURAL GAS MARKETING AND SELLING OF PRODUCTS LOWER-CARBON ELECTRICITY Gas-to-power LIQUID FUELS Vehicle fuel Jet fuel Fuel components Refine and blend Our GTL diesel is of ultra-high purity and therefore is blend stock for upgrading conventionally derived diesels. METHANE-RICH AND Energy for factories/homes components Fuel components Refine and blend In the liquid fuels business, synthetic fuels components are upgraded and marketed together with conventional fuels produced in a refinery from crude oil. CHEMICALS (COMMODITY) Polymers Wax Surfactants Crude oil refinery CHEMICALS (HIGH-VALUE) Alumina Alcohols Ethoxylates Chemical derivative units Co-products Recovery and beneficiation Coal gasification produces co-products for recovery and beneficiation. Gas and chemical Chemical processes Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products. Electricity